


10015653

22 April 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made announcement in relation to the appointment of a new President in the Americas.

Attached copies of the above announcement and press release for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to US SEC (Elliott Staffin)(NOL gets a new President in the Americas) - 22Apr10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption No. 82-2605

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	22-Apr-2010 17:18:46
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	APL GETS A NEW PRESIDENT IN THE AMERICAS
Description	Please see attached Press Release on the above appointment.
Attachments	Press_Release_New_President_Americas_22Apr10.pdf Total size = **28K** (2048K size limit recommended)

Close Window



FOR IMMEDIATE RELEASE

APL gets a new President in the Americas

NOL Group appoints 21-year-veteran to manage container transport business

Singapore, 22 April 2010 – APL, one of the world's leading container shipping lines, said today that Gene Seroka has been named its new President in the Americas. Seroka, a 21-year-veteran of the company, replaces John Bowe who is leaving in June.

Until recently the Regional Vice President for the Middle East, Seroka will relocate to the company's regional headquarters in Phoenix, Arizona. He'll be responsible for all of the shipping, intermodal transportation and terminal activities of APL, the world's fourth-largest carrier. APL is the principal business of container transportation and logistics company NOL Group.

"We're pleased today to give a new opportunity to an individual with experience in all phases of our business," said APL President Eng Aik Meng. "Gene will bring energy and enthusiasm to this important position and help us take advantage of opportunities in the market."

Seroka, who joined the company in 1988, has a management background in both container shipping and logistics. He has worked in five countries for NOL. He holds a bachelor's degree in Marketing and a master's in Management, both from the University of New Orleans.

In his new role, he'll be the company's top executive in one of its most important markets. Many of APL's largest customers are based in the Americas. The company operates a number of marine terminals in the U.S. and is one of the largest users of intermodal rail transportation.

In addition to managing those aspects of APL's business in the Americas, Seroka will also be in charge of sales and business development.

"The Americas are critical to our success," said NOL Group CEO Ron Widdows. "Gene's job is not just to maintain our presence there, but to build on our brand and grow our business."

-END-

Neptune Orient Lines Limited
456 Alexandra Road, NOL Building
Singapore 119962, Republic of Singapore
Tel: (65) 6278 9000, Fax: (65) 6278 4900
Company Registration Number: 1968006632D
Website: www.nol.com.sg



Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Or

Mr Mike Zampa
Telephone: (65) 6371 5022
Michael_zampa@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

SEC Exemption
No. 82-2605

Print this page

Announcement of Appointment of President Americas *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	22-Apr-2010 17:16:03
Announcement No.	00055

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-05-2010
Name of person *	Eugene David Seroka
Age *	45
Country of principal residence *	United States
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	The Regional President (RP) Americas position is being vacated by Mr. John Bowe's departure from the company. Management has recommended Mr. Gene Seroka be appointed to the position of Regional President Americas. The company's Executive Resource and Compensation Committee concurred with management that Mr. Gene Seroka is a good fit for the position after reviewing his 21 years of experience with the company in Liner and Logistics management and comparing that with the requirements of the job. The committee approved the appointment 13 April 2010. Mr. Seroka assumes the role of Regional President Americas 1 May 2010.
Whether appointment is executive, and if so, the area of responsibility *	Yes, Mr. Gene Seroka will be responsible for the management and operations of the Americas Region.
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	President (Americas)
Working experience and occupation(s) during the past 10 years *	Working experience within the NOL Group: - Vice President, Middle East Region, APL - Vice President, Asia Middle East Region, APL Logistics - Managing Director, Indonesia, APL - Sales and Marketing Director, North China, APL

Shareholding * in the listed issuer and its subsidiaries *	Neptune Orient Lines Limited - 264,906 Ordinary Shares

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL

Conflict of interest (including any competing business) *	NIL

>> Other Directorships#

SEC Exemption No. 82-2605

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	1. APL Logistics Thailand - Director 2. APL Logistics Cambodia - Director 3. APL Indonesia - Director
Present	NIL

>> Information required pursuant to Listing Rule 704(7)(h)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including	• No

	the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) *	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	Not applicable as disclosure does not relate to appointment of Director.

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

Close Window